EXHIBIT 99.1

Qiao Xing Universal Telephone Inc.’s Telephones Received ‘Top Rating’
Approval from Wal-Mart

Huizhou, China — June 2, 2003 — Qiao Xing Universal Telephone Inc. (NASDAQ: XING), the second largest telephone manufacturer in China, today announced that Huizhou Qiao Xing Famous Science & Technology Co., Ltd. (“HQFST”) has received a ‘Top Rating’ assessment from Wal-Mart of the US for its products to be sold through one of the world’s largest retailer chain.

HQFST is a designated subcontractor of XING that designs and manufactures for XING different categories of corded and cordless telephones, fax machines and intercoms mainly for export to overseas.

“It’s great news that HQFST get a ‘Top Rating’ from Wal-Mart and qualifies as an approved supplier. This will definitely help our products build a presence in the international market through the distribution network of Wal-Mart. With an enhanced product image, we expect an substantial increase in the export of our telephones to overseas market in the future.” Said Mr. Ruilin Wu, Chairman of XING.

“Our products had been accredited with the ISO 9001 certification as early as 1995, and the ‘Top Rating’ given to HQFST is another big step forward. We shall continue to monitor the operation of HQFST to ensure each piece of product from them would be of the highest quality that could meet the requirements of our customers. All these effort would bring us closer to our objective of becoming a world class telephone expert.” Mr. Wu concluded.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 4 models in 2001, while a sale of 3.5 million pieces has been targeted for 2003. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-

looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source
Qiao Xing Universal Telephone Inc.

Contacts
Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86752-2820268

Stanford Capital International Ltd.
km@stock-update.com
852-25980281